[redacted]

11025136

ATES
NGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 ? 2012
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44171

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Ramsey King Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador + Co Ltd

(Name – if individual, state last, first, middle name)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 24 2012
08 REGISTRATIONS BRANCH

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CONTENTS

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors of
M. Ramsey King Securities, Inc.
Burr Ridge, Illinois

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of M. Ramsey King Securities, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M. Ramsey King Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

Orland Park, Illinois
February 24, 2012

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$	1,274,042
Deposit with clearing organization		114,159
Accounts receivable - clearing organization		128,767
Accounts receivable - other		38,051
Prepaid expenses		14,465
Furniture and equipment, less accumulated depreciation of $26,106		24,962
Other		3,300
Total assets	$	1,597,746

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable - broker-dealers	$	92,591
Accounts payable and accrued expenses		222,138
Total liabilities		314,729
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Retained earnings		1,207,017
Total shareholder's equity		1,283,017
Total liabilities and shareholder's equity	$	1,597,746

See notes to statement of financial condition.

M. RAMSEY KING SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

M. Ramsey King Securities, Inc. is a fully disclosed, introducing broker-dealer. The Company provides security execution services for companies throughout the United States and generally requires no collateral from its customers. The Company also receives revenues from the issuance of its daily investment report.

Estimates

Management uses estimates and assumptions in preparing the statement of financial condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Depreciation

Furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets using accelerated methods.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no liability for federal income taxes has been included in the statement of financial condition.

Subsequent Events

Management has evaluated subsequent events through February 24, 2012, which is the date the statement of financial condition was available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the shareholder provided office space to the Company without charge.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed, introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2011, the Company had net capital of $1,224,964 which was $1,203,982 in excess of its required net capital of $20,982. The Company's net capital ratio was 0.257 to 1.0.

NOTE 4. PROFIT SHARING PLAN

The Company has a discretionary profit sharing plan covering all full-time employees who meet certain age and length of service requirements. There was no profit sharing plan contribution for the year ended December 31, 2011.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances, and clearing organization receivable and deposit balances.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company has accounts receivable from and a clearing deposit at one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In connection with the clearing broker, the Company seeks to control the risks with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the guidelines is monitored daily, and pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.